Virtual QE Inc



ANNUAL REPORT

11110 W Oakland Park Blvd

Sunrise, FL 33351

0

www.virtualqe.com

This Annual Report is dated June 15, 2021.

BUSINESS

Virtual QE creates Video Work Instructions for manufacturing companies with a focus on companies following ISO Standards such as Automotive, Aerospace, Medical Device, Pharmaceutical and Oil and Gas. Through our work instruction videos, companies will be able to fill those positions by empowering everyday people with no specialized training to be able to perform these highly specialized tasks in a job setting. Our process of making video work instructions is document controlled which allows companies in the industries mentioned above to use them on the manufacturing line in place of their old text and picture work instructions.

Previous Offerings

Between 2020 and 2019, we sold _____0_____ [shares of common stock] in exchange for $___0__ per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue: The business can operate without revenue for one month.

Foreseeable major expenses based on projections: No major expenses are expected in the foreseeable future. Current expenses are covered by down payments from customer contracts

Future operational challenges: As covid continues, the business

Future challenges related to capital resources:

Future milestones and events:

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $-107.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company entered into a 120-month term loan agreement with First Home Bank. The total principal of the note is $150,000, bears interest at a variable rate equal to Wall Street Journal Prime plus 2.5% (initially 7.5%), subject to quarterly adjustment, requires monthly payments of $1,788, and matures in May 2028.
The Company entered into a 52 week term loan agreement with PayPal Loanbuilder. The total principal of the note is $35,000 requires weekly payments of $795.
The Company entered into a 120 day term loan agreement with Forward Financing. The total principal of the note is $20,000 requires daily payments of $229.17.
The Company paid off the line of credit agreement for $30,000 with Kabbage.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Shawn Findlater, CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Shawn Findlater (800,000 shares or 80% of the company)

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of _1,000,000___ shares of common stock, par value $__.001____ per share. As of December 31, 2020, _185,881___- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Intellectual Property

One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and buy additional companies to build its intellectual property portfolio as we discover new technologies related to video work instructions. However, simply owning intellectual property in the company's portfolio does not guarantee that the company will not need to take actions to protect its rights. Legal action may be required and there can be no assurance that all of the intellectual property in the portfolio will be found to be enforceable.

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business Projections

There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

Valuation

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Transfer Rights

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year.

The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

New Products

Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Growth Rate

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Market Competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Virtual QE Inc

By   /s/ *Shawn Findlater*

     Name: Shawn Findlater

     Title: Chief Executive Officer


Exhibit A

FINANCIAL STATEMENTS


VIRTUAL QE, INC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ (107)	$ 537
Accounts receivable	$ -	$ -
Total Current Assets	(107)	537
TOTAL ASSETS	$ (107)	$ 537
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 192,987	$ 222,452
Total Current Liabilities	192,987	222,452
Total Liabilities	192,987	222,452
Stockholder's Equity:		
Total Stockholder's Equity	(193,094)	(221,915)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ (107)	$ 537

VIRTUAL QE, INC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2020 and December 31, 2019

	2020	2019
Net revenues	$ 28,524	$ 149,200
Costs of net revenues	(24,596)	(102,998)
Gross profit	3,658	46,301
Operating Expenses:		
General & administrative	4,218	113,869
Sales & marketing	-	15,691
Total Operating Expenses	4,218	129,560
Income from operations	(560)	(83,259)
Other Income/(Expense):		
Interest expense	(6)	(5,397)
Interest income	-	-
Total Other Income/(Expense)	(6)	(5,397)
Provision for income taxes	-	-
Net income	$ (566)	$ (88,656)

VIRTUAL QE, INC
STATEMENTS OF CHANGES IN STAKEHOLDERS' EQUITY/
(DEFICIT)(UNAUDITED)
For the year ended December 31, 2020 and December 31, 2019

	Total Members' Equity/(Deficit)
Balance at December 31, 2018	$ (113,338)
Contributions	25,000
Distributions	-
Net income	(88,656)
Balance at December 31, 2019	$ (221,915)
Contributions	29,465
Unrealized Loss	-
Distributions	-
Net income	(290)
Balance at December 31, 2020	$ (192,450)

VIRTUAL QE, INC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2020 and December 31, 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income	$ (290)	$ (88,656)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	-
Increase/(Decrease) in accounts payable	-	(13,616)
Net Cash Provided By Operating Activities	(290)	(75,040)
Cash Flows From Financing Activities		
Contributions	-	19,000
Distributions	-	-
Net Cash Used In Financing Activities	-	19,000
Net Change In Cash	-	19,000
Cash at Beginning of Period	537	26,585
Cash at End of Period	$ -107	$ 537
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ (6)	$ (5,397)

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Shawn Findlater, Principal Executive Officer of Virtual QE Inc, hereby certify that the financial statements of Virtual QE Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

CERTIFICATION

I, Shawn Findlater, Principal Executive Officer of Virtual QE Inc, hereby certify that the financial statements of Virtual QE Inc included in this Report are true and complete in all material respects.

Shawn Findlater

Principal Executive Officer